Exhibit 99.1

RISK FACTORS AFFECTING OUR BUSINESS AND FUTURE RESULTS

      You should consider carefully each of the following risks and all of the other information in this Annual Report on Form 10-K and the documents incorporated by reference herein. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

Risks Related to Our Business

We have a history of losses and can offer no assurance that we will maintain our recent profitability.

      We have incurred annual net losses for the past five years. We incurred net losses of $18.5 million, $13.5 million and $17.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, we had an accumulated deficit of $149.9 million. We have never declared or paid cash dividends on our Class A common stock and do not currently anticipate paying any cash dividends on our Class A common stock in the foreseeable future. We expect to incur significant expenses in the near term, especially due to product development, sales and marketing and administrative expenses. Therefore, we will need to generate significant additional revenue and control costs to achieve and sustain profitability on a quarterly or annual basis. If we are not able to increase revenue or control costs, our operating results and profitability could be adversely affected.

Our stock price, like that of many technology companies, has been and may continue to be volatile.

      We expect that the market price of our Class A common stock will continue to be volatile. We are involved in a highly visible, rapidly changing industry and stock prices in our industry and similar industries have risen and fallen in response to a variety of factors, including:

•	announcements of new wireless data communications technologies and new providers of wireless data communications;

•	acquisitions of, or strategic alliances among, providers of wireless data communications;

•	changes in recommendations by securities analysts regarding the results or prospects of providers of wireless data communications;

•	changes in investor perceptions of the acceptance or profitability of wireless data communications; and

•	other global economic uncertainties.

If wireless carriers do not continue to provide additional products and services to their subscribers, our business could be harmed.

      If wireless carriers limit their product and service offerings or do not purchase additional products containing our applications, our business will be harmed. Wireless carriers face implementation and support challenges in introducing Internet-based services via wireless devices, which may slow the rate of adoption or implementation of our products and services. Historically, wireless carriers have been relatively slow to implement complex new services such as Internet-based services. Our future success depends upon a continued increase in the use of wireless devices to access the Internet and upon the continued development of wireless devices as a medium for the delivery of network-based content and services. We have no control over the pace at which wireless carriers implement these new services. The failure of wireless carriers to introduce and support services utilizing our products in a timely and effective manner could reduce sales of our products and services and seriously harm our business.

We may fail to support our anticipated growth in operations which could reduce demand for our services and materially adversely affect our revenue.

      Our business strategy is based on the assumption that the number of customers, the amount of information they want to receive and the number of services we offer will all increase. We must continue to develop and expand our systems and operations to accommodate this growth. The expansion and adaptation of our systems operations requires substantial financial, operational and management resources. Due to the limited deployment of our services to date, the ability of our systems and operations to connect and manage a substantially larger number of customers while maintaining superior performance is unknown. Any failure on our part to develop and maintain our wireless data services as we experience rapid growth could significantly reduce demand for our services and materially adversely affect our revenue.

We could incur substantial costs from product liability claims relating to our software.

      Our agreements with customers may require us to indemnify customers for our own acts of negligence and non-performance. Product liability and other forms of insurance are expensive and may not be available in the future. We cannot be sure that we will be able to maintain or obtain insurance coverage at acceptable costs or in sufficient amounts or that our insurer may not disclaim coverage as to a future claim. A product liability or similar claim may adversely affect our business, operating results or financial condition.

Our operating results could be adversely affected by any interruption of our data delivery services or system failure.

      Our E9-1-1, market data, enterprise mobility and mobile asset delivery and logistics operations depend on our ability to maintain our computer and telecommunications equipment and systems in effective working order, and to protect our systems against damage from fire, natural disaster, power loss, telecommunications failure, sabotage, unauthorized access to our system or similar events. Although all of our mission-critical systems and equipment are designed with built-in redundancy and security, any unanticipated interruption or delay in our operations could have a material adverse effect on our business, financial condition and results of operations.

      Furthermore, any addition or expansion of our facilities to increase capacity could increase our exposure to natural or other disasters. Our property and business interruption insurance may not be adequate to compensate us for any losses that may occur in the event of a system failure or a breach of security. Furthermore, insurance may not be available to us at all or, if available, may not be available to us on commercially reasonable terms.

Because we rely on a few key customers, our revenue may decline if we fail to retain those customers.

      To date, the largest customers for our product and service offerings in terms of revenue generated have been Hutchison 3G, Verizon Wireless, and the U.S. government. For the fiscal years ended December 31, 2004, 2003, and 2002, customers that accounted for 10% or more of total revenue were Verizon Wireless and the U.S. Government. For the year ended December 31, 2002, Hutchison 3G also accounted for 10% or more of total revenue. We expect to generate a significant portion of our total revenue from these customers for the foreseeable future. For the year ended December 31, 2004, the largest customers for our service bureau offering were Verizon Wireless, US Cellular and Cingular, the largest customers for our Government segment were various U.S. government agencies, the largest customers for our Enterprise segment were Merrill Lynch, Goldman Sachs, Bank of America, Office Depot and Corporate Express. To date, the attrition rate for enterprise customers from the businesses that we acquired in connection with the acquisition of Aether’s EMS division has been approximately 10% due to technology changes, but we have not experienced any unanticipated customer attrition in the segment. Our growth depends on maintaining relationships with these important customers and on developing other customers and distribution channels. The loss of any of the customers discussed in this paragraph would have a material adverse impact on our business.

Because our business may not generate sufficient cash to fund operations, we may not be able to continue to grow our business if we are unable to obtain additional capital when needed.

      We believe that our cash and cash equivalents, and the funds anticipated to be generated from operations will be sufficient to finance our operations for at least the next twelve months. Although, we currently believe that we have sufficient capital resources to meet our anticipated working capital and capital expenditures requirements beyond the next twelve months, unanticipated events and opportunities may make it necessary for us to return to the public markets or establish new credit facilities or raise capital in private transactions in order to meet our capital requirements. We cannot assure you that we will be able to raise additional capital in the future on terms acceptable to us, or at all.

Variations in quarterly operating results due to factors such as changes in demand for our products and changes in our mix of revenues may cause our Class A common stock price to decline.

      Our quarterly revenue and operating results are difficult to predict and are likely to fluctuate from quarter-to-quarter. For example, our former Network Solutions segment (currently, our Government segment) revenue in 2002 and 2003 was higher in the second half of the year, but was lower in the second half of 2004. In addition, we generally derive a significant portion of wireless carrier license revenue in our Commercial Applications segment from initial license fees. The initial license fees that we receive in a particular quarter may vary significantly. As these projects begin and end, quarterly results may vary. We therefore believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our Class A common stock. Our quarterly revenues, expenses and operating results could vary significantly from quarter-to-quarter. If our operating results in future quarters fall below the expectations of market analysts and investors, the market price of our stock will fall.

      Additional factors that have either caused our results to fluctuate in the past or that are likely to affect it in the future include:

•	changes in our relationships with Lucent, the U.S. government or other customers;

•	timing of introduction of new products and services;

•	changes in pricing policies and product offerings by us or our competitors;

•	costs associated with advertising, marketing and promotional efforts to acquire new customers;

•	capital expenditures and other costs and expenses related to improving our business, expanding operations and adapting to new technologies and changes in consumer preferences; and

•	our lengthy and unpredictable sales cycle.

Because our product offerings are sold internationally, we are subject to risks of conducting business in foreign countries.

      Wireless carriers in Europe, Asia, Australia, Africa and Central and South America have purchased our products. In addition, a significant portion of the revenue historically generated by our Enterprise business has typically been generated outside the United States. We believe our revenue will be increasingly dependent on business in foreign countries, and we will be subject to the social, political and economic risks of conducting business in foreign countries, including:

•	inability to adapt our products and services to local business practices, customs and mobile user preferences;

•	costs of adapting our product and service offerings for foreign markets;

•	inability to locate qualified local employees, partners and suppliers;

•	reduced protection of intellectual property rights;

•	the potential burdens of complying with a variety of U.S. and foreign laws, trade standards and regulatory requirements, including the regulation of wireless communications and the Internet and uncertainty regarding liability for information retrieved and replicated in foreign countries;

•	general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relations; and

•	unpredictable fluctuations in currency exchange rates.

      Any of the foregoing risks could have a material adverse effect on our business by diverting time and money toward addressing them or by reducing or eliminating sales in such foreign countries.

We derive a significant portion of our revenue from sales to various agencies of the U.S. government which has special rights unlike other customers and exposes us to additional risks that could have a material adverse effect on our business, financial condition and operating results.

      Sales to various agencies of the U.S. government accounted for approximately 27.4% of our total revenue for the fiscal year ended December 31, 2004, all of which was attributable to our Government segment. Our ability to earn revenue from sales to the U.S. government can be affected by numerous factors outside of our control including:

•	The U.S. government may terminate the contracts it has with us. All of the contracts we have with the U.S. government are, by their terms, subject to termination by the U.S. government either for its convenience or in the event of a default by us. In the event of termination of a contract by the U.S. government, we may have little or no recourse.

•	Our contracts with the U.S. government may be terminated due to Congress failing to appropriate funds. Our U.S. government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Any failure by Congress to appropriate funds to any program that we participate in could materially delay or terminate the program and have a material adverse effect on our business.

•	We are subject to procurement and other related laws and regulations which carry significant penalties for non-compliance. We are subject to extensive and complex U.S. government procurement laws and regulations. Failure to comply with these laws and regulations and with laws governing the export of controlled products and commodities, and any significant violations of any other federal law, could subject us to potential contract termination, civil and criminal penalties, and under certain circumstances, suspension and debarment from future U.S. government contracts.

      Additionally, the U.S. government may audit and review our costs and performance on their contracts, as well as our accounting and general practices. The costs and prices under these contracts may be subject to adjustment based upon the results of any audits. Future audits may harm our business.

We may no longer be able to bid for corporate contracts as a minority-owned business enterprise.

      From 1989 until June 1998, we participated as a minority-owned business enterprise in the Section 8(a) Business Development Program under the U.S. Small Business Act. We currently continue to perform under some federal government contracts awarded to us prior to June 1998. If corporate enterprises no longer consider us a minority-owned business, it may be more difficult for us to compete and our business could be harmed. Additionally, Maurice B. Tosé, our President, Chief Executive Officer and Chairman of the Board, could, without seeking anyone else’s approval, transfer voting control of our Class A common stock to a third party. Such a transfer could also cause us to lose our status as a minority-owned business among corporate enterprises.

Because several of our competitors have significantly greater resources than us, we could lose customers and market share.

      Our business is highly competitive. Several of our competitors are substantially larger than we are and have greater financial, technical and marketing resources than we do. In particular, larger competitors have certain advantages over us which could cause us to lose customers and impede our ability to attract new customers, including: larger bases of financial, technical, marketing, personnel and other resources; more established relationships with wireless carriers; more funds to deploy products and services; and the ability to lower prices of competitive products and services because they are selling larger volumes.

      The widespread adoption of open industry standards such as the Wireless Access Protocol specifications may make it easier for new market entrants and existing competitors to introduce products that compete with our software products. Because our commercial applications segment is part of an emerging market, we cannot identify or predict which new competitors may enter the mobile location services industry in the future. With time and capital, it would be possible for competitors to replicate any of our products and service offerings or develop alternative products. Additionally, the wireless communications industry continues to experience significant consolidation which may make it more difficult for smaller companies, like us, us to compete. Our competitors include application developers, telecommunications equipment vendors, location determination technology vendors and information technology consultants, and may include traditional Internet portals and Internet infrastructure software companies. We expect that we will compete primarily on the basis of price, time to market, functionality, quality and breadth of product and service offerings.

      The Enterprise business that we acquired from Aether in January 2004 has developed software using standard industry development tools. Many of its agreements with wireless carriers, wireless handheld device manufacturers and data providers are non-exclusive. Competitors could develop and use the same products and services in competition with us. With time and capital, it would be possible for competitors to replicate our services.

      These competitors could include wireless network carriers, mobile and/or wireless software companies, wireless data services providers and wireless systems integrators and database vendors. As discussed above, many of our potential competitors have significantly greater resources than we do. Furthermore, competitors may develop a different approach to marketing the services we provide in which subscribers may not be required to pay for the information provided by our services. Competition could reduce our market share or force us to lower prices to unprofitable levels.

While we characterize a significant portion of our revenue as being “recurring” there is no guarantee that we will actually achieve this revenue.

      A significant portion of our revenue is generated from long-term customer contracts that pay certain fees on a month-to-month basis. While we currently believe that these revenue streams will continue, renegotiation of the contract terms or non-renewal of material contracts could cause our recurring revenues to be lower than expected and any growth depends on maintaining relationships with these important customers and on developing other customers and distribution channels.

The loss of key personnel or any inability to attract and retain additional personnel could harm our business.

      Our future success will depend in large part on our ability to hire and retain a sufficient number of qualified personnel, particularly in sales and marketing and research and development. If we are unable to do so, our business would be harmed. Our future success also depends upon the continued service of our executive officers and other key sales, engineering and technical staff. The loss of the services of our executive officers and other key personnel would harm our operations. We maintain key person life insurance on certain of our executive officers. We would be harmed if one or more of our officers or key employees decided to join a competitor or if we fail to attract qualified personnel. Our ability to attract qualified personnel may be adversely affected by a decline in the price of our Class A common stock. In the event of a decline in the price of our Class A common stock, the retention value of stock options will decline and our employees may choose not to remain with us, which could harm our business.

Risks Related to Our Recent Acquisitions

Our purchase of Kivera, the EMS business unit and any future acquisitions of companies or technologies could prove difficult to integrate, disrupt our business, dilute stockholder value or adversely affect operating results or the market price of our Class A common stock.

      On September 20, 2004, we purchased the assets of Kivera, and, in January 2004, we purchased the EMS business unit. In the future, we may acquire or make investments in other companies, services and technologies. We expect that our recent purchase of Kivera, our Enterprise segment and any acquisitions, strategic alliances or investments we may pursue in the future will have a continuing, significant impact on our business, financial condition and operating results. The value of the companies or assets that we acquire or invest in may be less than the amount we paid if there is a decline of their position in the respective markets they serve or a decline in general of the markets they serve. If we fail to properly evaluate and execute acquisitions and investments, our business and prospects may be seriously harmed. To successfully complete an acquisition, we must:

•	properly evaluate the technology;

•	accurately forecast the financial impact of the transaction, including accounting charges and transaction expenses;

•	integrate and retain personnel;

•	combine potentially different corporate cultures; and

•	effectively integrate products and services, and research and development, sales and marketing and support operations.

      If we fail to do any of these, we may suffer losses, our management may be distracted from day-to-day operations and the market price of our Class A common stock may be materially adversely affected. In addition, if we consummate future acquisitions using our equity securities or convertible debt, existing stockholders may be diluted which could have a material adverse effect on the market price of our Class A common stock.

      In addition, the companies and business units we have acquired or invested in or may acquire or invest in are subject to each of the business risks we describe in this section, and if they incur any of these risks the businesses may not be as valuable as the amount we paid. Further, we cannot guarantee that we will realize the benefits or strategic objectives we are seeking to obtain by acquiring or investing in these companies.

One of the suppliers of wireless services to our Enterprise business has been sued for patent infringement which raises uncertainty regarding its ability to continue to supply us with these services.

      Research In Motion Limited (“RIM”), which supplies our Enterprise business with hardware and wireless services that are in turn packaged with other services and resold, is engaged in legal proceedings with NTP Inc. which alleges that certain RIM products infringed on patents held by NTP Inc. This creates uncertainty regarding RIM’s ability to continue to supply our Enterprise business with services. RIM’s inability to supply services to our Enterprise business could cause a loss of revenue and increase our net losses. RIM is the only producer of the aforementioned hardware and wireless services, and, in the unlikely event that RIM is prohibited from supplying our Enterprise business in the United States or elsewhere as a result of the litigation or otherwise, we would be unable to operate the business of our Enterprise business as it is currently conducted.

An interruption in the supply of products and services that we obtain from third parties could cause a decline in sales of the services from the newly acquired our Enterprise business, and products we purchase to avoid shortages may become obsolete before we can use them.

      In designing, developing and supporting the wireless data services of our Enterprise business, we rely on wireless carriers, wireless handheld device manufacturers, content providers, software providers and companies that manage some of our other services such as our internal IT operations and customer care services. These suppliers may experience difficulty in supplying us products or services sufficient to meet our needs or they may terminate or fail to renew contracts for supplying us these products or services on terms we find acceptable. Any significant interruption in the supply of any of these products or services could cause a decline in sales of our services unless and until we are able to replace the functionality provided by these products and services. We also depend on third parties to deliver and support reliable products, enhance our current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. In addition, we rely on the ability of our content providers — including Reuters, the New York Stock Exchange, Inc., the Chicago Board of Trade, the Nasdaq Stock Market, Inc. and the Options Price Reporting Authority — to continue to provide us with uninterrupted access to the news and financial information we provide to our customers. The failure of third parties to meet these criteria, or their refusal or failure to deliver the information for whatever reason, could materially harm our business.

Industry Risks

Because the wireless data industry is a new and rapidly evolving market, our product and service offerings could become obsolete unless we respond effectively and on a timely basis to rapid technological changes.

      The successful execution of our business strategy is contingent upon wireless network operators launching and maintaining mobile location services, our ability to create new network software and mobile asset products and adapt our existing network software products to rapidly changing technologies, industry standards and customer needs. As a result of the complexities inherent in our product offerings, new technologies may require long development and testing periods. Additionally, new products may not achieve market acceptance or our competitors could develop alternative technologies that gain broader market acceptance than our products. If we are unable to develop and introduce technologically advanced products that respond to evolving industry standards and customer needs, or if we are unable to complete the development and introduction of these products on a timely and cost effective basis, our business will suffer.

      New laws and regulations that impact our industry could increase costs or reduce opportunities to earn revenue. The wireless carriers that use our product and service offerings are subject to regulation by domestic, and in some cases, foreign, governmental and other agencies. Regulations that affect them could increase our costs or reduce our ability to sell our products and services. In addition, there are an increasing number of laws and regulations pertaining to wireless telephones and the Internet under consideration in the United States and elsewhere.

      The applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, taxation, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws, may have a material adverse effect on our business, results of operations and financial condition. Additionally, modifications to our business plans or operations to comply with changing regulations or certain actions taken by regulatory authorities might increase our costs of providing our product and service offerings and materially adversely effect our financial condition.

Concerns about personal privacy and commercial solicitation may limit the growth of mobile location services and reduce demand for our products and services.

      In order for mobile location products and services to function properly, wireless carriers must locate their subscribers and store information on each subscriber’s location. Although data regarding the location of the wireless user resides only on the wireless carrier’s systems, users may not feel comfortable with the idea that the wireless carrier knows and can track their location. Carriers will need to obtain subscribers’ permission to gather and use the subscribers’ personal information, or they may not be able to provide customized mobile location services which those subscribers might otherwise desire. If subscribers view mobile location services as an annoyance or a threat to their privacy, that could reduce demand for our products and services and have an adverse effect on prospective sales.

Because many providers are not in compliance with current regulatory mandates and because our industry is undergoing rapid technological and regulatory change, our future performance is uncertain.

      The Federal Communication Commission, or FCC, has mandated that certain location information be provided to operators when they receive an E9-1-1 call. Phase I of the FCC’s 9-1-1 mandate required providers to be able to locate wireless E9-1-1 callers within their originating cell sector site and report their callback number by April 1998. Phase II of the FCC mandate required providers to be able to pinpoint the location of all E9-1-1 callers within 125 meters in 67% of all cases by October 1, 2001. Although both the Phase I and Phase II deadlines have passed, many providers are not currently in compliance with either phase of the FCC’s mandate. Even so, we believe that many public safety jurisdictions are continuing to deploy Phase I technology and when available, we believe they will deploy Phase II technology.

      Carriers’ obligations to provide Phase I and Phase II services are subject to request by public safety organizations. Due to complex regulatory, funding and political issues many public safety organizations have not yet requested this service. As a result, wireless carriers and wireless users may never exhibit sufficient demand for our mobile location services. Technical failures, time delays or the significant costs associated with developing or installing improved location technology could slow down or stop the deployment of our mobile location products. If deployment of improved location technology is delayed, stopped or never occurs, market acceptance of our products and services may be adversely affected.

      In addition, we will rely on third-party providers to manufacture and deploy devices that determine the precise geographic location of wireless users to comply with Phase II of the FCC mandate. The extent and timing of the deployment of our products and services is dependent both on public safety requests for such service and wireless carrier’s ability to certify the accuracy of and deploy the precise location technology. Because we will rely on third-party location technology instead of developing the technology ourselves, we have little or no influence over its improvement. If the technology never becomes precise enough to satisfy wireless users’ needs or the FCC’s requirements, we may not be able to increase or sustain demand for our products and services, if at all.

Our E9-1-1 business is dependent on state and local governments.

      Under the FCC’s mandate, a wireless carrier’s obligation to provide E9-1-1 services is required only if state and local governments request the service. As part of a state or local government’s decision to request E9-1-1, they have the authority to develop cost recovery mechanisms. However, cost recovery is no longer a condition to wireless carriers obligations to deploy the service. If state and local governments do not widely request that E9-1-1 services be provided or we become subject to significant pressures from wireless carriers with respect to pricing of E9-1-1 services, our E9-1-1 business would be significantly harmed and future growth of our business would be significantly reduced.

Because the industries which we serve are currently in a cycle of consolidation, some of the number of our customers may be reduced which could result in a loss of revenue for our business.

      The telecommunications industry generally is currently undergoing a consolidation phase. Many of our customers, specifically wireless carrier customers of our Commercial Applications segment, have or may become the target of acquisitions. If the number of our customers is significantly reduced as a result of this consolidation trend, and the resulting companies do not utilize our product offerings, our financial condition and results of operations could be materially adversely affected.

Technology Risks

Because our software may contain defects or errors, our sales could decrease if these defects or errors adversely affect our reputation or delays shipments of our software.

      The software products that we develop are complex and must meet the stringent technical requirements of our customers. We must quickly develop new products and product enhancements to keep pace with the rapidly changing software and telecommunications markets in which we operate. Software as complex as ours is likely to contain undetected errors or defects, especially when first introduced or when new versions are released. Our software may not be error or defect free after delivery to customers, which could damage our reputation, cause revenue losses, result in the rejection of our software or services, divert development resources and increase service and warranty costs, each of which could have a serious harmful effect on us.

If we are unable to integrate our products with wireless service provider’s systems we may lose sales to competitors.

      Our products operate with wireless carriers’ systems, various wireless devices and in the case of our E9-1-1 offering, with mobile telephone switches and VOIP service provider systems. If we are unable to continue to design our software to operate with these systems and devices, we may lose sales to competitors. Mobile telephone switches and wireless devices can be manufactured according to many different standards and may have different variations within each standard. Combining our products with each type of switch, device or VOIP system requires a specialized interface and extensive testing. If, as a result of technology enhancements or upgrades to carrier and VOIP provider systems, our products can no longer operate with such systems, we may no longer be able to sell our products. Further, even if we successfully redesign our products to operate with these systems, we may not gain market acceptance before our competitors.

Because our systems may be vulnerable to systems failures and security risks, we may incur significant costs to protect against the threat of these problems.

      We provide for the delivery of information and content to and from wireless devices in a prompt and timely manner. Any systems failure that causes a disruption in our ability to facilitate the transmission of information to these wireless devices could result in delays in end users receiving this information and cause us to lose customers. Our systems could experience such failures as a result of unauthorized access by hackers, computer viruses, hardware or software failures, power or telecommunications failures and other accidental or intentional actions which could disrupt our systems. We may incur significant costs to prevent such systems disruptions.

      In addition, increasingly our products will be used to create or transmit secure information and data to and from wireless devices. For example, our software can be used to create private address lists and to provide the precise location of an individual. To protect private information like this from security breaches, we may incur significant costs. Further, if a third party were able to misappropriate our proprietary information or disrupt our operations, we could be subject to claims, litigation or other potential liabilities that could materially adversely impact our business.

      The wireless data services provided by our Commercial Applications segment are dependent on real-time, continuous feeds from Reuters and others. The ability of our subscribers to make securities trades, receive sales leads and receive critical business information requires timely and uninterrupted connections with our wireless network carriers. Any disruption from our satellite feeds or backup landline feeds could result in delays in our subscribers’ ability to receive information or execute trades. We cannot be sure that our systems will operate appropriately if we experience a hardware or software failure, intentional disruptions of service by third parties, an act of God or an act of war. A failure in our systems could cause delays in transmitting data, and as a result we may lose customers or face litigation that could involve material costs and distract management from operating our business.

If mobile equipment manufacturers do not overcome capacity, technology and equipment limitations, we may not be able to sell our products and services.

      The wireless technology currently in use by most wireless carriers has limited bandwidth, which restricts network capacity to deliver bandwidth-intensive applications like data services to a large number of users. Because of capacity limitations, wireless users may not be able to connect to their network when they wish to, and the connection is likely to be slow, especially when receiving data transmissions. Data services also may be more expensive than users are willing to pay. To overcome these obstacles, wireless equipment manufacturers will need to develop new technology, standards, equipment and devices that are capable of providing higher bandwidth services at lower cost. We cannot be sure that manufacturers will be able to develop technology and equipment that reliably delivers large quantities of data at a reasonable price. If more capacity is not added, a sufficient market for our products and services is not likely to develop or be sustained and sales of our products and services would decline and our business would suffer.

Because the market for most mobile content delivery and mobile location products is new, our future success is uncertain.

      The market for mobile content delivery and mobile location products and services is new and its potential is uncertain. In order to be successful, we need wireless network operators to launch and maintain mobile location services utilizing our products, and need corporate enterprises and individuals to purchase and use our mobile content delivery and mobile location products and services. We cannot be sure that wireless carriers or enterprises will accept our products or that a sufficient number of wireless users will ultimately utilize our products.

If wireless handsets pose health and safety risks, we may be subject to new regulations and demand for our products and services may decrease.

      Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, which would decrease demand for our services. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that wireless technologies pose health concerns and cause interference with airbags, hearing aids and other medical devices. There also are some safety risks associated with the use of wireless handsets while driving. Concerns over these safety risks and the effect of any legislation that may be adopted in response to these risks could limit our ability to market and sell our products and services.

If we are unable to protect our intellectual property rights or are sued by third parties for infringing upon intellectual property rights, we may incur substantial costs.

      Our success and competitive position depends in large part upon our ability to develop and maintain the proprietary aspects of our technology. We also rely on a combination of copyright, trademark, service mark, trade secret laws, confidentiality provisions and various other contractual provisions to protect our proprietary rights, but these legal means provide only limited protection. If we fail to protect our intellectual property, we may be exposed to expensive litigation or risk jeopardizing our competitive position. Similarly, third parties could claim that our future products or services infringe upon our intellectual property rights. Claims like these could require us to enter into costly royalty arrangements or cause us to lose the right to use critical technology.

      Our ability to protect our intellectual property rights is also subject to the terms of any future government contracts. We cannot assure you that the federal government will not demand greater intellectual property rights or restrict our ability to disseminate intellectual property. We are also a member of the Wireless Application Protocol Forum, Ltd. and have agreed to license some of our intellectual property to other members on fair and reasonable terms to the extent that the license is required to develop non-infringing products.

Risks Related to Our Capital Structure and Common Stock

A majority of our Class A common stock is beneficially owned by a small number of holders, and those holders could thereby transfer control of us to a third party without anyone else’s approval or prevent a third party from acquiring us.

      We have two classes of common stock: Class A common stock and Class B common stock. Holders of Class A common stock generally have the same rights as holders of Class B common stock, except that holders of Class A common stock have one vote per share while holders of Class B common stock have three votes per share. As of February 28, 2005, Maurice B. Tosé, our President, Chief Executive Officer and Chairman of the Board, beneficially owned 8,303,601 shares of our Class B common stock and 1,104,461 shares of our Class A common stock. Therefore, in the aggregate, Mr. Tosé beneficially owned shares representing approximately 48.24% of our total voting power, assuming no conversion or exercise of issued and outstanding convertible or exchangeable securities held by our other shareholders. Accordingly, on this basis, Mr. Tosé controls us through his ability to determine the outcome of elections of directors, amend our charter and by-laws and take other actions requiring stockholder action, including mergers, going private transactions and other extraordinary transactions. Mr. Tosé could, without seeking anyone else’s approval, transfer voting control of us to a third party. Such a transfer could have a material adverse effect on our stock price, and our business, operating results and financial condition. Mr. Tosé is also able to prevent a change of control regardless of whether holders of Class A common stock might benefit financially from such a transaction.

Our governing corporate documents contain certain anti-takeover provisions that could prevent a change of control that may be favorable to shareholders.

      We are a Maryland corporation. Anti-takeover provisions of Maryland law and provisions contained in our charter and by-laws could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to shareholders. These provisions include the following:

•	authorization of the board of directors to issue “blank check” preferred stock;

•	prohibition of cumulative voting in the election of directors;

•	our classified board of directors;

•	limitation of the persons who may call special meetings of stockholders; and

•	prohibition on stockholders acting without a meeting other than through unanimous written consent;

•	supermajority voting requirement on various charter and by-law provisions;

•	establishment of advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

      These provisions could delay, deter or prevent a potential acquirer from attempting to obtain control of us, depriving you of an opportunity to receive a premium for your Class A common stock. These provisions could therefore materially adversely affect the market price of our Class A common stock.

Because this report contains forward-looking statements, it may not prove to be accurate.

      This report, including the documents we incorporate by reference, contains forward-looking statements and information relating to our company. These statements are based upon TCS’ current expectations and assumptions that are subject to a number of risks and uncertainties that would cause actual results to differ materially from those anticipated. We generally identify forward-looking statements using words like “believe,” “intend,” “expect,” “may,” “should,” “plan,” “project,” “contemplate,” “anticipate,” or other similar statements. We base these statements on our beliefs as well as assumptions we made using information currently available to us. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

      Statements in this report that are forward-looking include, but are not limited to, the following: (a) the statement about our expectations concerning the continued growth in the use of wireless communications, the statement concerning our belief in our ability to leverage our expertise to provide wireless infrastructure to first responders in the U.S.; (b) the statement concerning our intent to expand our domestic and international carrier base by capitalizing on our relationships with original equipment manufacturers; (c) the statement concerning our intent to expand our integrated package of products and services for wireless carriers and enterprises; (d) the statements regarding our belief as to the sufficiency of our capital resources to meet our anticipated working capital and capital expenditures for the next twelve months; (e) the statement that we expect to compete primarily on the basis of the functionality, breadth, time to market, ease of integration, price and quality of our products and services; and (f) the statement concerning our expectations with regard to research and development expenses.